CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2008

The unaudited interim financial statements have not been reviewed by the Company’s auditor.

DEJOUR ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	March 31	December 31
	2008 (Unaudited)	2007 (Audited)

ASSETS
Current
Cash and cash equivalents	$ 7,001,123	$ 13,511,655
Advances for oil and gas projects	677,046	1,006,917
Marketable securities (Note 2)	-	36,250
GST recoverable (Note 3)	959,953	286,889
Prepaid and other receivables	100,918	202,011
	8,739,040	15,043,722

Equipment, net (Note 4)	102,277	88,287
Investment in Titan (Note 5)	12,281,940	12,600,000
Uranium Properties (Note 6 (a))	696,991	696,991
Oil and gas properties (Note 6 (b))	46,553,882	34,714,499

	$ 68,374,130	$ 63,143,499

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 8,873,856	$ 2,664,135
Convertible debentures (Note 7)	1,134,997	1,043,605
	10,008,853	3,707,740

SHAREHOLDERS' EQUITY
Share capital (Note 8)	61,319,146	61,393,964
Contributed surplus (Note 10)	4,291,437	3,735,270
Accumulated and other comprehensive loss (Note 12)	-	(5,400)
Deficit	(7,245,306)	(5,688,075)
	58,365,277	59,435,759

	$ 68,374,130	$ 63,143,499

  Approved on behalf of the Board

“Robert Hodgkinson”	“Douglas Cannaday”
Robert Hodgkinson – Director	Douglas Cannaday – Director

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended
	March 31 2008	March 31, 2007
EXPENSES
Amortization	$ 7,264	$ 6,659
Fees for management and consultants	580,037	244,136
Interest and finance fee	49,947	74,214
Investor relations	330,968	488,856
Office and general	122,500	73,555
Professional fees	26,471	28,617
Property investigation costs	243	24,626
Regulatory and filing fees	54,298	42,699
Rent	67,864	42,488
Stock based compensation (note 9)	772,728	402,880
Travel and accommodation	65,579	51,765
	2,077,899	1,480,495
LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(2,077,899)	(1,480,495)
Interest and other income	158,774	166,517
(Loss)/gain on disposition of marketable securities (Note 2)	(14,247)	43,928
Equity loss from Titan (Note 5)	(318,060)	(1,414,773)
Foreign exchange gain (loss)	73,217	(16,714)
Impairment of oil and gas properties	-	845

LOSS BEFORE INCOME TAXES	(2,178,215)	(2,700,692)

FUTURE INCOME TAX RECOVERY	620,984	876,487
NET LOSS FOR THE PERIOD	(1,557,231)	(1,824,205)
(DEFICIT) RETAINED EARNINGS, BEGINNING OF THE PERIOD	(5,688,075)	21,122,598

(DEFICIT) RETAINED EARNINGS, END OF THE PERIOD	$ (7,245,306)	$ 19,298,393

LOSS PER SHARE - BASIC AND DILUTED	$ (0.02)	$ (0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – BASIC AND DILUTED	70,457,718	52,564,033

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

	Three Months Ended
	March 31, 2008	March 31, 2007

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the period	$ (1,557,231)	$ (1,824,205)
Adjustment for items not affecting cash:
Amortization	7,264	6,659
Equity loss from Titan	318,060	1,414,773
Non-cash stock-based compensation	772,728	402,880
Capitalized interests on convertible debentures	91,392	71,430
Impairment of oil and gas properties	-	(845)
Future income tax recovery	(620,984)	(876,487)
Gain (loss) on disposal of marketable securities	14,247	(43,928)
	(974,524)	(849,723)
Changes in non-cash working capital balances (Note 11)	17,726	19,838

	(956,798)	(829,885)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(21,254)	(6,227)
Proceed from sales of marketable securities	27,403	300,189
Investment in Titan	-	5,966
Resource properties expenditures	(5,889,488)	(4,045,715)

	(5,883,339)	(3,745,787)

CASH FLOWS FROM FINANCING ACTIVITIES
Promissory note	-	(2,363,200)
shares issued for cash	329,605	2,783,835

	329,605	420,635

DECREASE IN CASH AND CASH EQUIVALENTS	(6,510,532)	(4,155,037)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,511,655	17,660,163

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 7,001,123	$ 13,505,126

Supplemental Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 1 – NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Dejour Enterprises Ltd. (the “Company”) is a public company trading on the American Stock Exchange (“AMEX”) and the TSX Venture Exchange (“TSX-V”), under the symbol “DEJ.”  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America.

These consolidated financial statements are prepared in accordance with the generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2007 consolidated financial statements and the notes thereto. The interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2007.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp., incorporated in Nevada, and Dejour Energy (Alberta) Ltd. (“DEAL”), incorporated in Alberta. All intercompany transactions are eliminated upon consolidation by the consolidation method. All dollar amounts are in Canadian dollars, the Company’s reporting currency, unless otherwise indicated. Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities are designated as available-for-sale and are measured and carried at fair market value. Market value is based on the closing price at the balance sheet date or the closing price on the last day the security traded if there were no trades at the balance sheet date. Changes in fair market value are recognized in the other comprehensive income. As at March 31, 2008, the Company had sold all common shares of Brownstone Ventures Inc. (“Brownstone”). As at December 31, 2007, the Company had 25,000 (March 31, 2007 - 30,000) common shares of Brownstone, with the cost of $41,650 (March 31, 2007 - $49,980) and the market value of $36,250 (March 31, 2007 - $65,000).

NOTE 3 – GST RECOVERABLE

$285,905 of GST recoverable as at March 31, 2008 have been received in May 2008.

NOTE 4 – EQUIPMENT

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Software	100%

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 4 – EQUIPMENT (continued)

	March 31, 2008			December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$113,413	$ 43,547	$69,866	$ 103,682	$ 39,881	$ 63,801
Computer equipment	69,713	38,732	30,981	58,932	35,488	23,444
Software	4,858	3,428	1,430	4,116	3,074	1,042
	$187,984	$ 85,707	$102,277	$166,730	$ 78,443	$ 88,287

NOTE 5 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  The Company is restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan;

(b)

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days. These warrants were fully vested as at March 31, 2008;

(c)

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The investment in Titan has been accounted for using the equity method of accounting. The Company owned approximately 33.1% of Titan’s shares as at March 31, 2008.  The Company’s share of losses in Titan for the three months ended March 31, 2008 was $318,060 (December 31, 2007 - $2,351,810), which included non-cash stock-based compensation expense of $97,896 (December 31, 2007 - $1,844,230).

As at March 31, 2008, the stock price of Titan shares is $0.55 per share and the fair market value of the Company’s owned Titan shares is $9,625,000.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 6 – RESOURCE PROPERTIES

(a)

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. In December 2006, the Company sold a 90% interest in these properties to Titan as disclosed in Note 5 and realized a gain on disposition of $30,177,082. The carrying value of the remaining 10% interest is $696,991 as at March 31, 2008 and December 31, 2007.

(b)

Oil and Gas Properties

Colorado / Utah Oil & Gas Projects (US)

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation. The cost to the Company was $25,182,532 and included cash of $5,511,000 (US $5,000,000), 5,500,000 common shares valued at $12,088,991 (US $10,726,700), a promissory note with face value of $5,643,000 (US $5,000,000) and the issuance of a $1,577,609 (US $1,397,846) two-year 8% convertible debenture. Additional costs of $361,932 relating to the acquisition have also been capitalized to the project (refer to Note 7).

In February 2007, the Company acquired an interest in an additional 21,866 net acres (34 sections) such that the current total of leases is 295. These additional 28 leases are contained within an Area of Mutual Interest as defined in the 2006 purchase agreement.

The project consists of two project types. The “Natural Gas Resource” project covers 207,934 net acres containing natural gas assets; the second project is the “Subthrust Oil” project covering 68,000 net acres in the northern Piceance/Uinta Basins. The Company owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project. Leasehold acreage net royalty interest (“NRI”) is 80% except one lease that is 78%.  The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

In July 2006, the Company received 183,836 common shares of Brownstone, a working interest partner in the Colorado/Utah Projects, with a fair value of $306,271 recorded as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects. During the three months ended March 31, 2008, the Company received proceeds of $22,003 from the sale of 25,000 Brownstone shares. As at March 31, 2008, there were no shares remaining.

Tinsley and Lavaca Projects (US)

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries two of these properties at $1 each, as it has not yet determined if these two properties contain any economical resources. In 2007, the Company re-activated the Tinsley Prospect and entered into a new contract to test and drill the area.

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 6 – RESOURCE PROPERTIES (continued)

(b)

Oil and Gas Properties (cont’d)

Canadian Oil and Gas Projects

Dejour Energy (Alberta) Ltd., (“DEAL”) was incorporated in April 2006 with a joint venture partner who owned 10% of DEAL. In June 2007, the Company purchased that 10% ownership of DEAL from the joint venture partner for $354,880, and DEAL became the Company’s wholly-owned subsidiary.

Numerous oil and gas prospects are being pursued and developed by DEAL and management has elected to manage risk by taking varying working interest positions based upon reserve potential and perceived exploration risk.  These interests range from 10% to 100%. DEAL has been acquiring permits, licenses or leases for oil and gas exploration (referred to as “lands”) at public sales and by private purchase.

A continuity summary of capitalized acquisition costs, exploration expenditures in the Company’s oil and gas properties for the three months ended March 31, 2008 and for the year ended December 31, 2007 are as follows:

	Balance Dec 31, 2006	Acquisition Costs	Exploration & Development	Write-down	Balance Dec 31, 2007	Acquisition Costs	Exploration & Development	Balance Mar 31, 2008
US Oil and Gas Properties:
Colorado/Utah Projects	$ 25,182,532	$ 285,176	$ 1,940,653	$ -	$ 27,408,361	$ (3,958)	$ 53,447	$ 27,457,850
Lavaca Project	-	381	-	-	381	-	-	381
Tinsley Project	1	37,023	-	-	37,024	130,268	-	167,292
Turtle Bayou, Louisiana	1	-	-	-	1	-	-	1
US Oil and Gas Properties	25,182,534	322,580	1,940,653	-	27,445,767	126,310	53,447	27,625,524
Canadian Oil and Gas Properties
Alderson 3D	-	-	182,753	-	182,753	-	(1,017)	181,736
Boundary Lake South	-	174,579	207,145	-	381,724	-	1,164,643	1,546,367
Carson Creek	-	-	535,504	-	535,504	265	491,745	1,027,514
Cecil	-	127,113	180,044	-	307,157	806	897,292	1,205,255
Chinchaga	-	159,018	324,162	-	483,180	-	448	483,628
Drake	-	731,265	1,753,901	-	2,485,166	24,344	8,093,907	10,603,417
Guatemala	-	7,250	-	(7,250)	-		-	-
Kaybob	-	227,032	269,531	-	496,563	-	120,570	617,133
LeGlace	-	30,225	490,054	-	520,279	-	75,514	595,793
Manning Area	-	-	113,640	-	113,640	-	-	113,640
Noel	-	-	670,794	(670,794)	-	-	-	-
Saddle Hills	-	9,724	501,528	-	511,252	-	26,731	537,983
Wembley	-	122,330	1,056,550	-	1,178,880	-	500,549	1,679,429
Others	1	57,521	15,112	-	72,634	-	263,829	336,463
	1	1,646,057	6,300,718	(678,044)	7,268,732	25,415	11,634,211	18,928,358
Total Oil and Gas Properties	$ 25,182,535	$ 1,968,637	$ 8,241,371	$ (678,044)	$ 34,714,499	$ 151,725	$ 11,687,658	$ 46,553,882

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 7 – CONVERTIBLE DEBENTURES

The convertible debenture, denominated in US dollars, matures on July 15, 2008, is unsecured, bears an 8% coupon, payable quarterly and is convertible at $1.38 (US $1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.53 (US $1.50) per share, expiring on July 15, 2008. During the three months ended March 31, 2008, US $14,925 of interest payable was capitalized as principal of the convertible debentures. During the year ended December 31, 2007, US $349,850 of convertible debentures plus US $12,493 of interest payables were converted to 273,399 common shares and US $99,226 of interest payable was capitalized as principal of the convertible debentures. The convertible debenture is made up of the following:

	In US Dollar				Canadian Dollar Equivalent
		March 31, 2008		December 31, 2007	March 31, 2008	December 31, 2007
8% convertible debenture	US$	1,047,995	US$	1,047,995	$1,072,308	$1,029,131
Capitalization of interest		119,080		99,226	121,843	97,440
		1,167,075		1,147,221	1,194,151	1,126,571
Equity portion		(247,730)		(247,730)	(253,477)	(243,270)
Accumulated amortization of discount		189,917		163,243	194,323	160,304
Balance	US$	1,109,262	US$	1,062,734	$1,134,997	$1,043,605

NOTE 8 – SHARE CAPITAL

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Common Shares	Value
Balance at December 31, 2006	60,899,723	$ 48,671,383
- for conversion of convertible debenture	273,399	394,752
- for cash on by private placements	4,773,980	11,287,668
- for cash on exercise of warrants	3,444,490	2,859,863
- for cash on exercise of stock options	3,444,490	2,859,863
- Contributed surplus reallocated on exercise of stock options	-	335,038
- renounced flow through share expenditures	-	(2,712,540)
Balance as at December 31, 2007	70,128,329	61,393,964

- for cash on exercise of stock options	651,858	329,605
- Contributed surplus reallocated on exercise of stock options	-	216,561
- renounced flow through share expenditures	-	(620,984)
Balance at March 31, 2008	70,780,187	$61,319,146

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 8 – SHARE CAPITAL (continued)

During the three months ended March 31, 2008:

In January 2008, the Company renounced $1,820,000 flow-through funds to investors, using the look-back rule. $263,222 of renounced Canadian Exploration Expenditures (“CEEs”) had been spent by December 31, 2007 and the remained flow-through funds had been fully spent by February 29, 2008. As a result of the renunciation, future income tax recovery of $620,984 was recognized against share capital.

In February 2008, the Company paid $263,953 of Part XII.6 tax related to 2006 flow-through share renunciation under the look-back rule.

During the year ended December 31, 2007, the Company completed the following private placements:

In May 2007, the Company completed a private placement and issued 3,773,980 Units at $2.65 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $3.35 per share before May 25, 2009.  Gross proceeds raised were $10,001,047.  The Company paid finders’ fees of $493,215 and other related costs of $30,564. The Company also issued 217,139 agent compensation options, exercisable at $3.35 per share before December 31, 2008.  The grant date fair values of the agents’ options, estimated to be $43,428, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In November 2007, the Company completed a private placement and issued 1,000,000 flow-through shares (“FTS”) at $1.82 per share. Gross proceeds raised of $1,820,000 are committed to be spent on CEE, of which $263,222 had been spent to December 31, 2007. In connection with this private placement, the Company paid $9,600 related costs. There are no finders’ fees or commissions related to this private placement.

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

During the three months ended March 31, 2008, the Company granted 2,120,000 (2007 – 350,000) options to its officers, directors, consultants and advisors. In addition, 266,800 (2007 – Nil) options were cancelled or expired with a weighted average exercise price at $2.13.

As at March 31, 2008, there are 6,828,823 options outstanding with a weighted exercise price at $1.54, of which 3,397,869 were vested. The vested options can be exercised for period ending October 31, 2013 to purchase common shares of the Company at prices ranging from $0.275 to $2.35 per share.

The Company expenses the fair value of all stock options granted over their respective vesting periods. The fair value of the options granted during three months ended March 31, 2008 was determined to be $1,691,600 (2006 - $416,500). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 3.34 years (2007 – 3 years), risk-free interest rate of 3.27% (2007 – 4.08%) and expected volatility of 82.5% (2007 – 77.48%).

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

During the three months ended March 31, 2008, the Company recognized a total of $772,728 (2007 - $402,880) of stock based compensation relating to the vesting of options.

As at March 31, 2008, there are 3,430,954 unvested options included in the balance of the outstanding options. The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	4,560,785	$ 1.14	1.93 years
Options granted	3,095,000	2.20
Options exercised	(736,737)	0.76
Options cancelled and expired	(1,291,567)	2.39
Balance, December 31, 2007	5,627,481	1.49	1.96 years
Options granted	2,120,000	1.42
Options exercised	(651,858)	0.51
Options cancelled and expired	(266,800)	2.14
Balance, March 31, 2008	6,828,823	$ 1.54	2.30 years

Details of stock options vested and exercisable as at March 31, 2008 are as follows:

Number of Options Outstanding and Vested	Exercise Price	Remaining Contractual Life (Years)
359,630	$ 0.275	1.59
30,904	0.550	0.29
858,333	0.600	0.44
3,752	0.900	0.59
150,000	1.400	1.00
787,333	2.100	1.08
12,500	1.750	1.59
150,000	1.950	0.67
41,667	2.350	1.84
593,750	2.000	3.17
12,500	2.050	2.47
31,250	1.600	0.76
150,000	1.500	2.88
216,250	1.400	2.70

3,397,869

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 9 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2006	4,544,506	$ 1.03	0.41 years
Warrants issued	2,372,531	3.15
Warrants exercised	(3,444,490)	0.83
Warrants expired	(1,100,016)	1.64
Balance, December 31, 2007	2,372,531	3.15	1.31 years
Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	-	-
Balance, March 31, 2008	2,372,531	$ 3.15	1.05 years

Details of warrants outstanding as at March 31, 2008 are as follows:

Number of Warrants Outstanding	Exercise Price	Remaining Contractual Life (Years)

2,104,129	$ 3.35	1.15
268,402 *	1.53 *	0.29

2,372,531

*268,402 warrants were denominated in US dollar and are exercisable at US $1.50 per share (refer to Note 7).

NOTE 10 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2006	$ 1,648,398
Stock compensation on vesting of options	2,461,400
Value of conversion feature on convertible debenture	(39,490)
Allocated to share capital on exercise of options	(335,038)
Balance at December 31, 2007	3,735,270
Stock compensation on vesting of options	772,728
Allocated to share capital on exercise of options	(216,561)
Balance at March 31, 2008	$ 4,291,437

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 11 – SUPPLEMENT CASH FLOW INFORMATION

	Three Months Ended
	March 31, 2008	March 31, 2007

Changes in non-cash working capital balances:
Prepaid and other	$(571,971)	$40,344
Advances for oil and gas projects	329,871	-
Accounts payable and accrued liabilities	259,826	(20,506)
	$17,726	$19,838
Other cash flow information:
Interest paid	$8,119	$14,750
Taxes paid	263,953	24,236

NOTE 12 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 2007, the Company adopted new accounting standards issued by CICA relating to financial instruments. The new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

During the three months ended March 31, 2008, the Company had sold all remaining common shares of Brownstone, which was measured and carried at fair market value. The detail of accumulated other comprehensive income is as follows:

	March 31, 2008	December 31, 2007
Accumulated other comprehensive income, beginning of the period	$ (5,400)	$ -
Adjustment for new accounting standards adoption	-	98,168
Unrealized gains and losses arising during the period	-	(18,750)
Realized loss (gain) during the period	5,400	(84,818)
Accumulated other comprehensive income, end of the period	$ -	$ (5,400)

DEJOUR ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2008 and 2007

(Unaudited – Prepared by Management)

NOTE 13 – RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2008 and 2007, the Company entered into the following transactions with related parties:

(a)

The Company incurred a total of $63,650 (2007 - $31,500) in consulting fees to a private company controlled by the CEO of the Company.

(b)

The Company incurred a total of $49,900 (2006 - $31,500) in consulting fees to a private company controlled by the President of the Company.

(c)

The Company incurred $51,694 (2006 - $30,025) in consulting fees to a private company controlled by the CFO.

(d)

The Company’s subsidiary (“DEAL”) incurred a total of $47,250 (2006 - $37,500) in consulting fees to a private company controlled by the President of DEAL.

(e)

The Company incurred $22,926 (2007 - $23,121) in consulting fees to a private company controlled by the vice-president of the Company.

(f)

The Company incurred $17,500 (2007 - $22,500) in meeting attendance fees to the Company’s independent directors.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

NOTE 14 – SEGMENTED DISCLOSURE

As at March 31, 2008 and December 31, 2007, the Company’s assets by geographic location were as follows:

	March 31, 2008	December 31, 2007
Canada
Interest and other income	$ 158,774	$ 806,147
Segmented loss	(1,427,474)	(26,738,906)
Assets:
Current Assets	8,201,832	14,528,145
Equipment, net	92,544	87,399
Investment in Titan	12,281,940	12,600,000
Uranium properties	696,991	696,991
Resource properties	18,928,358	7,268,732
	40,201,665	35,181,267

U.S.A.
Interest revenue	-	-
Segmented loss	(129,757)	(71,767)
Assets:
Current Assets	537,208	515,577
Equipment, net	9,733	888
Investment in Titan	-	-
Oil and gas properties	27,625,524	27,445,767
	28,172,465	27,962,232
Total assets	$ 68,374,130	$ 63,143,499